

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

June 15, 2006

By U.S. Mail

Mr. Leonard H. Luner
Chief Executive Officer and Chief Financial Officer
Originally New York, Inc.
2505 Anthem Village Drive
Suite E-404
Henderson, NV 89052

> **Re:** **Originally New York, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 8, 2005**
> **Form 10-QSB for the Quarter Ended September 30, 2005**
> **Filed November 14, 2005**
> **Forms 10-QSB/A for the Quarter Ended September 30, 2005**
> **Filed June 7, 2006**
> **File No. 0-50013**

Dear Mr. Luner:

We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief